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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___ January 1, 2010 ___ AND ENDING ___ December 31, 2010
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

4600 South Syracuse Street, Suite 1100

(No. and Street)

Denver   Colorado   80237-2719

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brandsma   (720) 482-1515

(Area   Code   –
Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000   Des Moines   Iowa   50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Oath or Affirmation

I, Michael Brandsma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Brandsma
President & CFO

Theodore W. McCright
Notary Public

THEODORE W. MCCRIGHT
Notary Public
State of Colorado

My Commission Expires January 30, 2013

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Transamerica Capital, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Transamerica Capital, Inc.

We have audited the accompanying statements of financial condition of Transamerica Capital, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Capital, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2011

Transamerica Capital, Inc.

Statements of Financial Condition

	December 31			
(dollars in thousands, except for share data)		**2010**		**2009**
Assets				
Cash and cash equivalents	$	**92,705**	$	51,238
Wire orders - other broker dealers		**7,602**		14,558
Distribution fees receivable		**13,466**		12,365
Deferred tax asset, net		**1,057**		806
Prepaid expenses and other assets		**675**		382
Total assets	$	**115,505**	$	79,349
Liabilities and stockholder's equity				
Liabilities				
Due to affiliates, net	$	**47,988**	$	24,394
Wire orders - other broker dealers		**7,602**		14,558
Commissions payable to affiliates		**11,061**		9,496
Payable to parent under tax allocation agreement		**5,570**		5,145
Salaries, benefits and bonuses payable		**3,281**		3,182
Other liabilities		**8,029**		7,532
Total liabilities		**83,531**		64,307
Stockholder's equity				
Common stock, no par value, 1,000,000 shares authorized, 1,062 shares issued and outstanding		**1**		1
Additional paid-in capital		**154,728**		139,728
Retained deficit		**(122,755)**		(124,687)
Total stockholder's equity		**31,974**		15,042
Total liabilities and stockholder's equity	$	**115,505**	$	79,349

See accompanying notes.

Transamerica Capital, Inc.

Statements of Operations

(dollars in thousands)	For the Years Ended December 31,	
	2010	2009
Revenues		
Commission income from affiliates	$ 382,785	$ 312,422
Marketing allowables	104,998	106,524
Distribution fees	118,749	93,729
Mutual fund concessions	33,283	30,826
Sales of rights to future 12b-1 fees and contingent deferred sales charges	2,986	4,351
Administrative service fees from affiliates	1,122	841
Other income	165	366
Total revenues	644,088	549,059
Expenses		
Commissions	484,580	399,529
Wholesaler compensation and related expenses	29,665	28,470
Account supervision fees	29,954	22,638
Other service fee expenses	11,793	13,221
Employee compensation and related benefit expenses	40,386	41,081
Travel and entertainment expenses	7,145	8,526
Advertising and promotion expenses	7,421	7,816
Seminars and convention expenses	4,900	5,553
Other operating expenses	23,934	26,400
Total expenses	639,778	553,234
Income (loss) before income taxes	4,310	(4,175)
Income tax expense (benefit)		
Current	2,552	(1,365)
Deferred	(251)	915
Income tax expense (benefit)	2,301	(450)
Net income (loss)	$ 2,009	$ (3,725)

See accompanying notes.

Transamerica Capital, Inc.

Statements of Changes in Stockholder's Equity

	For the Years Ended December 31,	
(dollars in thousands)	2010	2009
Common Stock	$ 1	$ 1
Additional Paid-in Capital		
Balance at beginning of year	$ 139,728	$ 139,518
Capital contribution from parent	15,000	210
Balance at end of year	$ 154,728	$ 139,728
Retained Deficit		
Balance at beginning of year	$ (124,687)	$ (95,962)
Net income (loss)	2,009	(3,725)
Dividend to parent	(77)	(25,000)
Balance at end of year	$ (122,755)	$ (124,687)
Total Stockholder's Equity	$ 31,974	$ 15,042

See accompanying notes.

Transamerica Capital, Inc.

Statements of Cash Flows

(dollars in thousands)	For the Years Ended December 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 2,009	$ (3,725)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Changes in:		
Deferred income taxes, net	(252)	915
Distribution fees receivables	(1,101)	(4,314)
Commissions payable to affiliates	1,565	1,467
Payable to parent under tax allocation agreement	425	(1,704)
Prepaid expenses and other assets	(293)	56
Due to affiliates	23,594	35,530
Salaries, benefits and bonuses payable	99	(1,819)
Other liabilities	498	(1,022)
Net cash and cash equivalents provided by operating activities	26,544	25,384
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	15,000	210
Dividend to parent	(77)	(25,000)
Net cash and cash equivalents provided by (used in) financing activities	14,923	(24,790)
Net increase in cash and cash equivalents	41,467	594
Cash and cash equivalents, beginning of year	51,238	50,644
Cash and cash equivalents, end of year	$ 92,705	$ 51,238
Supplemental cash flow information		
Net cash paid during the year for income taxes	$ 2,205	$ 129
Net cash paid during the year for interest	$ 79	$ 1

See accompanying notes.

Transamerica Capital, Inc.

Notes to Financial Statements
(Dollars in thousands)

1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company (AUSA), which is a wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily wholesales and markets variable insurance products and mutual funds for affiliated companies.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Commission Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 18, 2011), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*

The Company adopted guidance (Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

Accounting Guidance Adopted in 2009

ASC 105, *Generally Accepted Accounting Principles*

The Company adopted guidance that established the Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (Codification) as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities as of the period ended December 31, 2009. All guidance contained in the Codification carries an equal level of

authority. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

ASC 855, *Subsequent Events*

The Company adopted guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended December 31, 2009. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

   a) Quoted prices for similar assets or liabilities in active markets

   b) Quoted prices for identical or similar assets or liabilities in non-active markets

   c) Inputs other than quoted market prices that are observable

   d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the period.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2010 and 2009:

| | December 31, 2010 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$	$ 73,914	$	$ 73,914
Total assets	$ -	$ 73,914	$ -	$ 73,914

| | December 31, 2009 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$ -	$ 44,348	$ -	$ 44,348
Total assets	$ -	$ 44,348	$ -	$ 44,348

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

During 2010, there were no transfers between level 1 and 2, respectively

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. Under such agreement, the Company made distributions of $77 and contributions of $210 during the year ended December 31, 2010 and 2009, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2010 and 2009:

	2010	2009
Federal	$ 1,944	$ (1,012)
State	357	562
Total income tax expense (benefit)	$ 2,301	$ (450)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include deferred gains, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes.

Deferred income taxes consist of the following at December 31, 2010 and 2009:

	2010	2009
Deferred tax assets	$ 3,275	$ 3,160
Less: valuation allowance	(2,065)	(2,234)
Net deferred tax asset	1,210	926
Deferred tax liabilities	(153)	(120)
Net deferred tax asset (liability)	$ 1,057	$ 806

The valuation allowance for deferred tax assets at December 31, 2010 and 2009 was $2,065 and $2,234. The valuation allowance is related to a net operating loss carryforward and other deferred tax assets that, in the judgment of management, is not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization .of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized at December 31, 2010 or 2009. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has not recognized any penalties for the years ended December 31, 2010 and 2009. The Company did not recognize any interest expense for the year ended December 31, 2010. For the year ended December 31, 2009, the Company recognized interest expense of $10.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other-investment related activities. Commissions paid to affiliates were $43,802 and $39,801 for the years ended December 31, 2010 and 2009, respectively.

The Company is party to a cost-sharing agreement between AEGON USA, LLC (AEGON USA) companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AEGON USA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $7,355 and $4,842 for the years ended December 31, 2010 and 2009, respectively.

The Company is party to an agreement with Money Services, Inc. (MSI), an affiliate, to sell the rights to future 12b-1 distribution fees and the contingent deferred sales charge to MSI. The sales price is based on the amount of the deferred sales costs, and accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense were $2,986 and $4,351 for the years ended December 31, 2010 and 2009, respectively.

The Company is party to a wholesaling agreement with Diversified Investors Securities Corporation (DISC), an affiliate, whereby the Company authorizes DISC to perform certain wholesaling services. The Company paid DISC $11,793 and $13,221 for the years ended December 31, 2010 and 2009, respectively.

Marketing allowables include $104,998 and $106,524 for the years ended December 31, 2010 and 2009, respectively from the sales of shares of an affiliated group of mutual funds and sales of annuities for affiliated companies.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2010, the Company had net capital of $27,079, which was $21,510 in excess of its required net capital of $5,569. The Company's ratio of aggregate indebtedness to net capital was 3.08 to 1 in 2010. Various other regulatory agencies may impose additional requirements.

6. Commitments and Contingencies

The Company leases its office space and certain other equipment under operating leases that expire through 2014. Rental expense for the years ended December 31, 2010 and 2009 was $2,034 and $2,351, respectively.

At December 31, 2010, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

2011	$	1,691
2012		1,566
2013		60
2014		38
	$	3,355

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

Transamerica Capital, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2010
(Dollars in thousands)

Computation of net capital

Total stockholder's equity		$	31,974
Nonallowable assets and deductions:			
Other assets	$ 3,417		
Total nonallowable assets and deductions			3,417
Net capital before haircuts on securities positions			28,558
Haircuts on securities			1,478
Net capital		$	27,079

Computation of alternative net capital requirement

Aggregate indebtedness	$ 83,531		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness		$	5,569
Excess net capital		$	21,510
Ratio of aggregate indebtedness to net capital			308%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

Transamerica Capital, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(1)(2)(ii) of that Rule.



≡IJ ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Transamerica Capital, Inc.

In planning and performing our audit of the financial statements of Transamerica Capital, Inc. (the Company) as of and for the year ended December 31, 2010, the Company's in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2011

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Transamerica Capital, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Transamerica Capital, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm